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                                     [LOGO]

                                                               November 24, 1998

Dear Stockholder:

    The Board of Directors of the Company has considered the proposal outlined in the November 18, 1998 letter from Golden Cycle relating to its previously announced proposal to engage in a transaction in which the Company would tender for 99% of its outstanding shares not owned by Golden Cycle at a per share price of $20.00.

    After consultation with and receipt of advice from Cleary Gull Reiland & McDevitt, its financial advisor, and Gibson, Dunn & Crutcher LLP, its legal advisor, and after taking into account the Company's obligations under its merger agreement with an affiliate of Stonington Partners, Inc., the Board has determined to reject the Golden Cycle proposal and not to pursue discussions with, or provide information to, Golden Cycle. Your Board also has unanimously reaffirmed its recommendation of the pending Stonington offer.

    In its deliberations the Board considered the following:

    - Cleary Gull advised the Board that the cash value per share of the Golden Cycle proposal is less than $20.00 as it is not for all of the outstanding shares. Cleary Gull also advised the Board that it was not possible based upon the information provided to value the stub component of the Golden Cycle proposal. Cleary Gull further advised the Board that it was reasonable to further discount the value of the Golden Cycle proposal to take into account the time value of money between the December 14, 1998 scheduled closing of the pending Stonington tender offer and the uncertain consummation of the Golden Cycle proposal, which could be significantly later than December 14th. Cleary Gull advised the Board that the impact of all of the foregoing could be to significantly diminish the purported value of the Golden Cycle proposal, especially in relation to the pending all cash Stonington tender offer that is expected to close on December 14th.

    - The Board noted that although the Grass family had "agreed" to provide a significant portion of the financing required under the Golden Cycle proposal, it had not been provided with any evidence that such financing is readily available. In contrast, the Board observed that the Stonington Fund was formed with over $1 billion in committed capital, and the Board was satisfied that Stonington had on call the funds necessary to provide the $80 million equity contribution to the transaction.

    - The Board considered the fact that Stonington had completed extensive due diligence prior to execution of the merger agreement. In contrast, the Board was troubled by the fact that Golden Cycle did not avail itself of the Company's offer for Golden Cycle to conduct due diligence even after the Board had dropped the precondition, which applied to Stonington and every other potential bidder, that
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      Golden Cycle enter into a customary standstill agreement. The Company's offer was made to Golden Cycle on October 5 and again on October 29. Golden Cycle never responded. The Board believes that Golden Cycle's failure to perform due diligence when it had the opportunity to do so creates substantial doubt regarding the credibility of the Golden Cycle proposal. In addition, the Board noted that Stonington had refused to waive the applicable provisions of the Stonington merger agreement, which provisions prohibit the sharing of confidential information unless, among other things, the third party enters into a confidentiality agreement on terms no less favorable to the Company than those included in the confidentiality agreement entered into with Stonington. The Board noted that Golden Cycle had at least thirty days prior to the execution of the Stonington merger agreement during which it could have obtained access to due diligence.

    - The Board was advised that, although not noted in the Golden Cycle consent solicitation materials or in any of its related press releases, Golden Cycle had stated in its court pleadings that its proposal was conditioned upon invalidation of the termination fee provisions of the Stonington merger agreement. The Board believes these provisions, which were bargained for and insisted upon by Stonington, are legal and customary both in nature and in amount. Thus, Golden Cycle's court pleadings create at best an ambiguity with respect to the Golden Cycle proposal and, in the Board's view, a condition that will not be satisfied.

    - The Board of Directors of the Company believes that the likelihood of successfully and promptly completing the Stonington transaction is materially higher than the likelihood of successfully and promptly completing a transaction with an uncertain value with Golden Cycle. The Stonington offer is not coercive: it is for all shares at the same $19.50 cash price; it has fully committed financing; and the Company's stockholders are free to choose whether or not to tender their shares. Moreover, the Board believes that the terms of the agreement with Stonington do not materially deter BONA FIDE acquisition proposals from third parties nor do they impair the Board's ability to exercise its fiduciary duties in response to any such proposals.

    For the reasons discussed above, the Board unanimously resolved to reject the Golden Cycle proposal and reaffirm its recommendation of the pending offer by Stonington and communicated this response to Golden Cycle by letter.

                                           Very truly yours,

                                           /s/ Joseph F. Keenan
                                           Joseph F. Keenan
                                           CHAIRMAN OF THE BOARD